Exhibit 1.(11)

                Memorandum describing Bankers Exchange Procedure

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                 DESCRIPTION OF BANKERS LIFE ASSURANCE COMPANY
                       OF NEBRASKA'S METHOD OF COMPUTING
                        EXCHANGE ADJUSTMENTS PURSUANT TO
                     RULE 6e-3(T)(b)(13)(v)(B) UNDER THE

                         INVESTMENT COMPANY ACT OF 1940

This document explains the method that Bankers will use to compute cash values and payments due when a flexaible premium Variable life insurance policy with a high minimum initial premium (the Policy) is exchanged for a non-variable life insurance policy (the new policy) issued by Bankers or one of its affiliated companies.

The policyowner may exchange the Policy while it is in force for a new policy on the life of the Insured, without new evidence of insurability, at any time within 24 months of the policy date shown on the schedule page of the Policy. This policy may be exchanged (at the election of the policyholder) for either the same death benefit or the same net amount at risk as the flexible premiums variable life insurance policy. To make the exchange, the policyowner must send the Policy, a completed application for exchange and any required payment to Bankers' Home Office.

To make this exchange, no monthly deduction under the Policy can be unpaid beyond a grace period; any outstanding debt on the Policy must be repaid or liquidated; any assignment must be released or continued on the new policy; and any amount required to pay the first premium on the new policy.

The new policy will have the same policy date, issue age and risk class of the Insured as the Policy. The new policy will be a non-variable life insurance policy issed by Bankers or its affiliates at the time of exchange. The new policy will have a surrender value no greater than the relative surrender value of the original policy. The policy provisions and applicable charges for this new policy are the same as for Bankers and its affiliates non-variable life policies available for new issues.

The cash value of the policy as of the effective date of the exchange for the purpose of conversion to the new policy will be established as follows: (a) the value of the units in which the policyholder has directed his investment will be established on the Valuation Date immediately prior to the exchange date; (b) the charges for the cost of insurance on the policy from issue date to the exchange date (as described below) will be added to this value up to the amount of life insurance on the new policy; (c) the charges form issue to

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The exchange date for all riders on the policy that are transferred to the new policy will be added to this value; (d) the monthly maintenance and/or acquisition charges from issue to the exchange date will be added to this value;
(e) any additional amounts charged from the issue to the exchange date on the policy or riders transferred to the new policy because of high rates of risk will be added to this value; (f) from the value thus established deduction will be made for the period from the effective date of issue of the new policy (the same date the flexible premium variable life insurance policy was issued, to the exchange date of the policies for monthly charges for cost of insurance, maintenance and acquisitions expenses, rider premiums, charges for higher rates of risk at the rates charged holders of the new policy during that period.

The effective date of the exchange will be the first working day following the date all necessary applications, contracts, requests, payments and financial arrangements are received by the insurer at its offices located at 5900 "O" Street, Lincoln, Nebraksa.